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                                                                      Exhibit 11


               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

    SCHEDULE SETTING FORTH COMPUTATION OF EARNINGS PER SHARE OF CLASS A STOCK

SIX MONTHS ENDED JUNE 30,                             2001             2000
-------------------------                             ----             ----
(Dollars in thousands, except per share amounts)   (Unaudited)      (Unaudited)
BASIC EPS
   Net (loss) income ................               $ (3,567)(1)      $ 8,255(1)

   (Loss) earnings per Class A Share                $   (.19)         $   .44

   Shares used in calculation .......                 19,157           18,747

DILUTED EPS
   Net (loss) income ................               $ (3,567)(2)      $ 8,397

   (Loss) earnings per Class A share                $   (.19)         $   .38

   Shares used in calculation:
     Basic ..........................                 19,157           18,747
     Conversion of Preferred Stock(3)                     --            2,832
     Stock Options(3) ...............                     --              206
                                                    --------          -------
       Total ........................                 19,157           21,785
                                                    ========          =======


(1) After deduction of accrued preferred stock dividends of $116 and $142, respectively.

(2)  After deduction of accrued preferred stock dividends of $116.

(3) In 2001, the stock options and the conversion of the 6-1/2% and 4% Preferred Stocks were excluded from the diluted EPS calculation due to the antidilutive effect.


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